GRINDROD SHIPPING HOLDINGS LTD.

#03-01 Southpoint, 200 Cantonment

Singapore, 089763

September 8, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE: Grindrod Shipping Holdings Ltd.

Registration Statement on Form F-3

File No. 333-259019

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Grindrod Shipping Holdings Ltd. (the “Registrant”), hereby requests that the effective date of the above-referenced Registration Statement on Form F-3, as amended (the “Registration Statement”), be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Eastern Time) on Friday, September 10, 2021 or as soon thereafter as practicable.

Please contact Joshua Wechsler of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8689 with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Grindrod Shipping Holdings Ltd.

By: /s/ Stephen Griffiths
Stephen Griffiths
Chief Financial Officer